Your Company, Arconic, formerly known as Alcoa, needs new leadership.

Klaus Kleinfeld has been CEO for nearly a decade.

Here's what happened:

Under Dr. Kleinfeld, Alcoa's stock price declined -69%

More than $15 billion of shareholder wealth destroyed

Thousands of Alcoans lost their jobs

Meanwhile, Dr. Kleinfeld was paid $128 million

Under Dr. Kleinfeld, Shares of Alcoa Underperformed Peers and the S&P 500 By 156% and 150% respectively



WE ARE LONG-TERM INVESTORS IN ARCONIC.

**We believe Arconic should be run by a proven operator with experience on the factory floor.
We want Arconic to flourish by empowering plant managers, not Park Avenue consultants.**

ARCONIC SHAREHOLDERS: SUPPORT CHANGE
✓ VOTE THE BLUE CARD

TO LEARN MORE, VISIT **NEWARCONIC.COM**

PAID FOR BY ELLIOTT MANAGEMENT